


05060011

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 0F 1934

For the fiscal year ended December 31, 2004

OR

137

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number: 0-10658 1-14119

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B.

BANK OF WALNUT CREEK EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

C. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

D.

BWC Financial Corp.
1400 Civic Drive
Walnut Creek, CA 94596

BANK OF WALNUT CREEK
EMPLOYEE STOCK OWNERSHIP
AND SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
and
FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Trustees
Bank of Walnut Creek
Employee Stock Ownership and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Bank of Walnut Creek Employee Stock Ownership and Savings Plan and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Moss Adams LLP

Stockton
May 6, 2005

BANK OF WALNUT CREEK
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

ASSETS

	DECEMBER 31,	
	2004	2003
Cash	$ 343	$ 24,343
Investments at fair value:		
Money Market accounts	323,119	249,952
BWC Financial Corp. common stock	9,007,972	10,221,341
Mutual Funds	1,501,931	1,174,116
Loans made to participants	119,664	112,149
	10,952,686	11,757,558
Accounts receivable:		
Employer contributions	49,324	136,730
Participant contributions	21,221	19,176
	70,545	155,906
Total assets	$ 11,023,574	$ 11,937,807

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS

	2004	2003
Liabilities		
Operating payables	$ 1,146	$ 1,126
Total liabilities	1,146	1,126
Net assets available for benefits	11,022,428	11,936,681
Total liabilities and net assets available for benefits	$ 11,023,574	$ 11,937,807

See accompanying notes

	YEARS ENDED DECEMBER 31,	
	2004	2003
Changes in net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 285,817	$ 3,573,446
Interest income	6,821	22,101
Dividends	103,297	46,540
	395,935	3,642,087
Contributions:		
Participant	623,782	583,211
Employer	384,923	341,730
Other	3,789	2,957
	1,012,494	927,898
Total additions	1,408,429	4,569,985
Deductions:		
Benefits paid to participants	2,322,682	205,540
NET (DECREASE) INCREASE	(914,253)	4,364,445
Net assets available for benefits – beginning of year	11,936,681	7,572,236
Net assets available for benefits – end of year	$ 11,022,428	$ 11,936,681

NOTE 1 – PLAN DESCRIPTION

The following description of the Bank of Walnut Creek Employee Stock Ownership and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Bank of Walnut Creek Employee Stock Ownership and Savings Plan was established January 1, 1997. The existing 401(k) plan, which was established January 1, 1988, was incorporated into this new plan as an employee stock ownership plan with a participant directed, defined contribution savings plan covering all eligible employees of Bank of Walnut Creek, (a subsidiary of BWC Financial Corp.). The Employee Stock Ownership (ESOP) portion of the plan is a company sponsored profit sharing plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility – All employees who are age 18 and over become eligible to participate in the Plan after 90 days of service. Eligibility for employer matching and profit sharing contributions will occur on the first day of the quarter following completion of one year with at least 1,000 hours of service. Employees do not need to elect to participate in the profit sharing portion of the plan and are automatically enrolled when they become eligible.

Contributions – Eligible participants may elect to personally contribute up to 50% of annual compensation up to a maximum of the Internal Revenue Service's annual Section 402(g) limit ($13,000 and $12,000 in 2004 and 2003, respectively). Company contributions are voluntary. The Company will match 50% of the employee deferral amount for contributions invested in any one or combination of the five mutual funds or 100% of the employee deferral amount for contributions invested in the BWC Financial Corporation Stock Fund, not to exceed 3% of the employee's salary. The Company contributed $156,408 and $151,870 for the 401(k) portion of the plan for the years ended December 31, 2004 and 2003, respectively.

The Plan provides for discretionary profit sharing employer contributions to the participants' profit sharing accounts. Profit sharing contributions and forfeitures are allocated to participants based on the participant's proportionate share of total compensation paid during the year to all participants in the Plan. The Company contributed $228,515 and $189,860 for the profit sharing portion of the plan for the years ended December 31, 2004 and 2003, respectively.

Participant accounts – Each participant's self-directed account is credited with the participant's contribution, the Company's matching and profit sharing contributions, if any, and fund earnings. Earnings for each fund are allocated based upon participant account balances invested in such funds as defined in the Plan.

Any cash dividends received on unallocated shares of BWC Financial Corp. Stock are allocated to participants in the same manner as Bank profit sharing contributions.

NOTE 1 – PLAN DESCRIPTION (CONTINUED)

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Vesting – Employee contributions are 100% vested at all times. In the event of termination due to death, disability or retirement, all balances, including employer matching and profit sharing accounts, are 100% vested.

Participant's profit sharing accounts vest in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

Forfeitures – Any portion of the final balance in a participant's account which is not vested when the participant terminates employment with the Company will be forfeited. All forfeitures will be reallocated to the accounts of remaining participants as of the allocation date of the plan year in which the forfeiture occurs.

Diversification – Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the employee stock ownership plan may elect to diversify a portion of their account. Participants are given the option to diversify 25% of their accounts once each year during a 90 day election period for the five plan years after attaining age 55. At age 60, participants are given a one time option to diversify 50% of their accounts, less the amounts diversified previously.

Investment costs and administrative fees – Investment fees pertaining to the custody of Plan assets and execution of investment transactions as well as all administrative fees pertaining to the third party administrator are paid by the Company.

NOTE 1 – PLAN DESCRIPTION (CONTINUED)

Loans – A participating employee may borrow money from their account by submitting a written loan application. The loan may not be for less than $2,000 and the total amount of loans outstanding with the plan may not exceed 50% of the vested benefits or $50,000, whichever is less. Loans are secured by the balance in the participant's account and bear interest at the prime lending rate based on when the loan is signed. Principal and interest is paid ratably through monthly payroll deductions.

Investments – All participant-directed funds (salary deferrals and employer matching contributions) are invested in Mutual Funds pooled separate accounts or in the BWC Financial Corporation Stock Fund, which allows the employee to purchase shares of BWC Financial Corp. Common Stock. Highmark Funds commingle participant funds with funds from other plans and invest these in available mutual funds as elected by the participant. Profit Sharing contributions are non-participant directed and are invested in the BWC Financial Corporation Stock Fund.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles as applied to employee benefit plans and in accordance with the plan agreement. A summary of the Plan's significant accounting policies applied in the preparation of the accompanying financial statements follows.

Asset valuation of investments – Investments are valued at fair market value as determined by quoted market price on each anniversary date of the Plan. Mutual fund separate pooled accounts are valued at the fair market value of the mutual funds in which the funds are invested. Loans made to participants are valued at cost which approximates fair market value.

Employer's contributions – Contributions from the Company are accrued in the year for which they are authorized by the Board of Directors.

Payment of benefits – Benefits are recorded when paid.

Tax status – The plan obtained its latest determination letter on April 25, 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Estimates in financial statements – In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification – Certain amounts in the 2003 financial statements have been reclassified to conform with the 2004 presentation.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

	DECEMBER 31,	
	2004	2003
Investments at fair market value		
By quoted market price:		
Common stock (held at Union Bank of California):*		
BWC Financial Corp.	$ 9,007,972	$ 10,221,341

* A portion of this stock is non participant-directed

During 2004 and 2003, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2004	2003
BWC Financial Corp. common stock	$ 123,892	$ 3,305,070
Mutual Funds	161,925	268,376
	$ 285,817	$ 3,573,446

NOTE 4 – NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	DECEMBER 31,	
	2004	2003
Net assets:		
Money Market Funds	$ 56,960	$ 109,764
BWC Financial Corp. common stock	3,203,046	3,607,848
	$ 3,260,006	$ 3,717,612

	YEARS ENDED DECEMBER 31,	
	2004	2003
Changes in net assets:		
Contributions	$ 228,515	$ 189,860
Net appreciation	74,156	1,203,955
Benefits paid to participants	(760,276)	(37,285)
	$ (457,605)	$ 1,356,530

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 – CONCENTRATION OF INVESTMENTS

At December 31, 2004 and 2003, the Plan had a significant portion of plan assets invested in the Plan sponsor's common stock (BWC Financial Corp.).

The Plan invests in various investment securities which, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Currently there is significant evaluation by Congress and other agencies of regulatory and accounting issues surrounding pension plans. It is possible future changes in regulations may have a significant effect on the Plan operations and/or investments.

NOTE 7 – RELATED-PARTY TRANSACTIONS

Plan investments include shares of BWC Financial Corp. common stock (plan sponsor stock), which qualifies as a party-in-interest transaction.

SUPPLEMENTARY INFORMATION

BANK OF WALNUT CREEK
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
SCHEDULE H, LINE 4i – STATEMENT OF ASSETS (HELD AT END OF YEAR)
EIN: 94-2621001 PLAN NUMBER 001

DECEMBER 31, 2004

(a)	(b)Identity of issue, borrower, lessor or similar party	(c)Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d)Cost	(e)Current value
	Various participant loans	Loans bearing interest 4.0% to 9.5% maturing through 2033	**	$ 119,664
	Highmark Funds	Money Market account	**	323,119
*	BWC Financial Corp.	365,910 shares Common Stock	3,089,380	9,007,972
	Baron	Asset Growth Fund 6,641 shares	**	297,991
	Dreyfus	Appreciation Fund 5,721 shares	**	221,339
	Dreyfus	Interm.Term Income Fund 4,729 shares	**	60,938
	Dreyfus	Index Fund 1,931 shares	**	67,120
	Highmark Funds	Balanced Fund 15,942 shares	**	215,850
	Highmark Funds	Growth Fund 12,231 shares	**	99,561
	Highmark Funds	Large Cap Value Fund 7,570 shares	**	89,173
	Highmark Funds	Small Cap Value Fund 4,763 shares	**	84,634
	Highmark Funds	Value Momentum Fund 1,106 shares	**	25,668
	MFS	Total Return Fund 10,802 shares	**	172,368
	MFS	Value Fund 3,372 shares	**	78,021
	Templeton	Growth Fund 3,900 shares		89,268
				$ 10,952,686

* Party in interest as defined by ERISA

** Cost has been omitted as investments are all participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK OF WALNUT CREEK EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

Date: June 29, 2005

/s/ 

Donna E. Schneider, Trustee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Bank of Walnut Creek's Employee Stock Ownership and Saving Plan's Registration Statement on Form S-8 (No. 33-119477) of our report dated May 6, 2005 included in the Plan's Annual Report on Form 11-K for the year ended December 31, 2004.

/s/ Moss Adams LLP

Stockton, California
June 29, 2005